Filed by Revolution Acceleration Acquisition Corp pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Berkshire Grey, Inc.

Commission File No.: 001-39768

The following is a transcript from the “Jefferies Unlocking Value: Conversations with Capitalists – Berkshire Grey” webcast on May 19, 2021:

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Stephen Kroculick: Awesome. Thank you, operator. Good morning, everyone. Thank you for joining our fourth segment of the conversations with capitalist franchise. We're pleased to discuss Berkshire Grey, which announced their de-SPAC in combination with Revolution Acceleration Acquisition Corp, ticker: RAAC, back on February 24th. With us today, are Tom Wagner CEO and Mark Fidler CFO of Berkshire Grey. But we'll discuss how they are transforming warehouse operations. They are a pure play robotics company offering software enabled full spectrum automation solutions. Berkshire Grey is a category creator offering best in class technology with robust tailwinds, TAM Leadership and anchor customers. Tom and Mark, thank you very much for your time today. For those logged in, you can submit questions via the Web chat portal or send me an IB and we can hopefully pick up those questions. Tom and Mark, just to give everyone a sense of who you are, can you spend just a minute or two on your backgrounds? Maybe we can start with Tom.

Tom Wagner: Sure. I'm Tom Wagner. I'm the CEO, in prior lives I was the chief technology officer for a company called iRobot, publicly traded multibillion-dollar market cap today. I am technical by training. I have my doctorate in artificial intelligence and computer science. And I spent my career pulling forward technology to have impact, to have real world impact with technology, and I will tell you that being at Berkshire Grey is an incredible privilege. Our customers want what we have as much as we can give them, as fast as we can give it to them, which is just a beautiful, wonderful thing. Between that and the TAM, we are incredibly excited about our prospects. So, Mark, I'm going to get off my soapbox and then I'll bounce pass to you, sir, if you could tell us a little bit about you.

Mark Fidler: That's great. Thanks. And good morning, everyone. So, Mark Fidler, CFO, I joined Berkshire Grey back in September of 2020. For the last twenty years of my career, of my thirty-year career, I've been in companies a lot like BG. They've been technology oriented, earlier on in their lifecycle and were poised for substantial growth, and helping to take those companies through their rapid growth phases. And most of that time has been public companies. I have also spent some time in some private companies as well. It’s very exciting to be with BG. I think there's a lot going on, a tremendous amount of tailwinds, which I'm sure we'll talk about today. And I'm happy to be here talking with all of you folks today.

Stephen Kroculick: Awesome. Awesome. Thank you, guys, very much. Thank you, Tom. Obviously, we've done our check on our case. We've heard a lot about you and the team that you've assembled here, many visionaries in the robotics space. You’ve surrounded yourself with an exceptional team backed by top class investors. Can you talk a little bit about the company's growth thus far, as well as kind of that stealth mode aspect and since you excited stealth mode.

Tom Wagner: Sure. We incorporated in 2013, I left iRobot looking for a way to have impact in the world with big scale, big scale. Truthfully, I did what technology people do, which is I wrote out a bunch of things on a white board, things I want to invent. That's great. And then one day I came into the office, I said, I know about this. This is not what we're going to do. And I took a picture of all the things that we had jotted down, put a bunch of papers in the filing cabinets and went out, to look for problems, but look for problems that are impactful, timely, large TAM against them, people who have to transform, have good business prospects, walked the floors in Detroit looking at manufacturing, went to Iowa and spoke with farmers, went to Florida, signed a piece of paper that said I wouldn’t say what I looked at in Florida. One of the other places I made my way into was a fulfillment center and an e-commerce operation with a customer. It was not just a fly by visit, they let me actually go in and study processes, procedures, how the flows work and from that I went and looked at more and more customers and over a progression of time, said, look, here's the place where we're going to build the business. There is an enormous TAM. The TAM is present today. This is not nascent. There's a huge industry with dollars moving through it that has to change. The impetus for change is huge. The profile in order to monetize it is how much technology you have to build over what period of time and so forth was all financeable. So, in partnership with folks like Vinod Khosla of Khosla Ventures and Peter Barris from NEA decided to build the company here, we were stealthy from 2013 until the back half and actually Q4 of 2018. We de-stealthed with the Bloomberg article. It was about helping others to compete with Amazon, which had some truth to it. And we de-stealthed because it was time to start to grow pipeline and to support more rapid hiring. But prior to that we were stealthy because we didn't have any needs. We had great investors and so we had great backing. We had first class customers. And today we have disclosed some of these customers, including folks like Walmart, Target and FedEx, and we are very privileged to be working with these customers. We were learning their problems, learning the domain, learning how to come to market with solutions, which I hope you ask us about today, and to talk to you about solutions, come to market with solutions. And we are building the technology suite and have many filed patents today. We have more than three hundred filings and more than seventy-two patents that pushed through. And so that was the stealth journey. Since de-stealthing, we've ramped our hiring rate. We have a full go to market team and we're building a pipeline to capitalize on the momentum we have.

Stephen Kroculick: Awesome. Yeah, we'll touch on, definitely, all of those things, TAM customer solutions, et cetera, before we do that. And that's a great picture that you've painted and really remarkable progress so far. What was the genesis of the SPAC transaction? And can you just provide some background on why you chose to partner with John Delaney and Steve Case of Revolution and just kind of why this represents such an exciting opportunity.

Tom Wagner: Sure, the SPAC is actually a fantastic opportunity for us. We're very excited. I mean, people understand growth capital is an element of this as well as access to the public capital markets for other transactions. The future potential is attractive to Revolution, and John Delaney and Steve Case brought a unique value prop here. We have folks who have been successful not in a small way, but in a big way, growing publicly traded companies and building up enterprises. And so, by doing a transaction with Revolution, we're adding them to our sphere of influence. John Delaney will join our board and we're greatly looking forward to their help and their support as we continue down our growth trajectory. It's all positive and we're very excited about this.

Stephen Kroculick: Yeah, it's a fantastic group. And obviously they have some experience with some De-SPACs in the past, some well-known names like Draft Kings and App-Harvest, etc. So, I think that does fit pretty well. From a 20,000 foot view, what does Berkshire Grey do and why is it a good business to invest in.

Tom Wagner: Right, from a 20,000 foot view we do AI-enabled robotics that enable the automation in e-commerce fulfillment, retail resupply, package handling logistics and grocery. And then I would add 3PL, in that 3PL really is a part of some of those other things, we automate tasks and work in those spaces. It's incredibly important today because if you're in those businesses, you are under pressure to transform, you're under pressure to transform because our expectations as consumers have changed, have changed quite a bit. It has much to do with the mobile phone, which may be in your pocket, as it does with the Amazon effect. But we all now expect more items to choose from. We expect highly competitive prices. We expect instant delivery, which is free. And I assure you, companies, the logistics companies will tell you shipping is not free. Shipping is not free. We have all these expectations where those pressures go, right to everybody's supply chain operations. They have to transform in order to meet our demands today as consumers, and they have to do so in a cost and operationally efficient, competitive fashion. And so, it leads to a need to transform. We offer them automation, automation in the form of robots that do picking and handle individual items, robots that move goods and inventory around. So, we don't just pick them, we can move the inventory, the boxes, move the orders as we complete them. And we do a full system level orchestration, which means the right work is done by the right robots at the right time in order to get your orders out on the schedule that you need. So, we do those things from an integrated solution perspective, and it's absolutely timely and critical for our customers and we're privileged that we can help this way.

Stephen Kroculick: And I guess I may be jumping ahead here, but since you mentioned it, you versus your peers, you kind of have the full solution rather than the individual components that a customer may need. Is that really one of your defining characteristics?

Tom Wagner: That's right. We offer a full spectrum solution picking combined with mobility, combined with the system orchestration and other features that we think that are important, like cloud-based analytics and remote monitoring. And we give them a whole integrated solution that does these things and incorporates these technologies. And we don't see anyone else in the marketplace able to offer those to customers today. And we think that puts us in a particularly unique position.

Stephen Kroculick: Yeah, that's really exciting. And you mentioned TAM. And just to jump into there, so on your investor presentation, which is available on the website and the filings, et cetera. You mentioned the $280 billion addressable market. What does that include and how do you think about it and what are you currently serving? Which of the verticals within that $280 billion are you currently in right now?

Tom Wagner: No, it's actually a great question and it's good for everybody on here, the overarching message I would give you is TAM is enormous and you don't have to work hard to get to the numbers. You know, you can go find other applications where you have to stitch together the little pieces in order to make something compelling. This is not remotely that kind of a situation. The $280 billion that we referenced is a global annual number that exists today. Those are dollars that are spent today doing things like fulfilling your e-commerce orders, resupplying your grocery stores and so forth. That's addressable by us today. Those aren’t adjacencies. Those aren’t future capabilities and so forth. That's the dollar figures associated with the work that we can automate today. It includes a portion which is associated with equipment buys. Some percentage of that is, in the past, you would have bought, for instance, conveyors and standard shelving. With our technology, which you're going to have as mobile robots and our mobile robot storage system. Other percentages of that TAM associated with work today that is simply done manually because it has been too technically challenging, e.g., picking up a cell phone case, putting it in a box to fill an e-commerce order. That's other work that we automate and can perform. And so that makes that portion of the opportunity addressable by us. There's more and there's more future adjacencies and so forth. None of that is built into plan. That's all upside. But part of the take home message is TAM is big at present and you don't really have to work to get to a very material TAM. It's just the opportunity here is that big. It's what we buy. It's everything we buy is being supported by this at some level.

Stephen Kroculick: I see a lot of stuff in my fridge, and I wonder how it gets there. Do you also do kind of like temperature-controlled facilities, or is that something that's down in the future?

Tom Wagner: But we can…here's the way to think about cold. So, if you're in the grocery business, you tend to have, like, ambient stuff, you know, kind of room temperature. You have chilled and you might have a couple of variants of cold or at the extreme end is minus something, you know, arctic freeze frozen, forever, doesn’t age. The answer to that is when it comes to customers having cold items, we do the solution with them to figure out really how cold, how cold do we need to be. How do they do it today, they usually don't have humans embedded in the coldest settings, doing their picking either, but we can absolutely handle cold groceries. Your first question is always one that comes up as, how cold is it? Is it a minus minus or is it a more like the cold that we as consumers think about? We absolutely can handle those things.

Stephen Kroculick: I imagine it's hard to get actual humans in the coldest of cold spots. In terms of adoption, we've all heard about the Amazon effect. You mentioned it just a few minutes ago that has kind of happened to the retail landscape. Can you give us just some deeper context? Like what does this force retailers to do? Maybe it's time, maybe it's price, maybe speed, maybe it's cost. And how do you think about the automation adoption across the current market? Where are we now and then? How did COVID accelerate it? How does that accelerate over the next two, three, five years?

Tom Wagner: Let's restate the question - the penetration level of advanced automation today is negligible in terms of things like the robotic picking that we do, is just it's negligible, that's all. It's all opportunity space for us, which is what we love. The Amazon question, the way I might suggest you think about it is, look, Amazon competes in all these markets and anybody who competes with Amazon and any of those spaces has to compete with their operational efficiencies. So today they have over 200,000 robots supporting their operations. It enables them to offer more SKU’s, more choices, very fast fulfillment, and it enables them to do that at a very cost-competitive operational profile. So, I'm actually doing the things that get me more customers, offering more choices. I'm shipping them faster. And I'm doing that in a way that is arguably more operationally efficient than my competitors. And so, there's a cycle where they just keep improving their hand and everybody else has to compete with that engine, period. Full stop. If you're in those markets, you have to compete, right? So, it drives others to feel even more pressure to transform. They have their own localized things that they're tracking, like it’s hard to hire thousands of open positions, the need to do more, and you have to increase my operating efficiencies and so forth. But at the same time, they can see Amazon and Amazon's market share and all of those pressures. So, it drives them to do even more transformation or more energy for the transformation. We essentially, a way to think about it is, we offer our customers the kinds of technologies that Amazon would make and then keep for themselves as competitive advantage.

Stephen Kroculick: That’s a perfect segue to what I had next is kind of your flywheel, you talk about the Berkshire Grey flywheel and kind of how that works. And to your point, could you just kind of highlight, like, how do you think about the flywheel and that you can offer someone that maybe Amazon would keep to themselves?

Tom Wagner: Sure, it's essentially what we identify as a flywheel through increased operational efficiencies and so forth that you get from the robotics. You're able to offer your customer more, more of something in many cases as more items to choose from as well as faster fulfillment. You know, most of us today really want our goods today. We're grudgingly willing to wait until tomorrow, but very few of us want to wait five days. So, fulfillment speed matters greatly. So, through the use of the automation, it's more SKU’s, faster fulfillment. That begets top line growth because you're servicing your customers in a way that keeps them coming back. And, by the way, you're doing that at an improved operational cost profile, which enables you to invest more in robotics. And so, we create a flywheel that we manifest for our customers. And it was very similar to the one that Amazon would use for themselves.

Stephen Kroculick: That makes a lot of sense. I think you touched on this next part, but the breadth of the robotic solutions, you have a wide breadth, whereas maybe your competitors don't, could you maybe just highlight how that is contributing to winning with either the anchors or customers in your pipeline? How does that differentiate you? Obviously having more is great, but it also has to be better and efficient and proper ROI. How does that help Berkshire Grey?

Tom Wagner: I’m going to unpack that on two fronts. One front is by thought partnering with customer. We are privileged that generally, when we go in with a customer because of the portfolio of capabilities we have, the conversation is a transformative journey. Let us understand what you do, what your operational pressures are, what your SKU’s look like. And then we plan around transformation where the transformation can include elements that we talked about, picking, mobility, system level orchestration. But we also can make plans that are capabilities today versus capabilities three years from now, where we're going to start with some set of modules and then bring them more modules and so forth. That's partly connected to our unique and highly technical capabilities that we have, plus that portfolio offerings. You also ask about competitors and competitive landscape. We don't see others with those full offerings, and we don't encounter those at deal time. It's, we have an unusual position and we're privileged to have that position. The way to think about a lot of the other things that one might see in the market, I would suggest is to think about them as well, really, there's those conventional material handling equipment providers, people who don’t provide valuable things, but things like conveyors or shelving, all of which requires manual labor to utilize. And so, it doesn't help our customers who need to compete with Amazon, for instance, and transform and so forth. It doesn't help them in a game-changing fashion. So, some folks offer that, other folks offer things like, you know, interesting and unique robotic grippers. That's a component technology, is not a solution. It's a component technology. And so it's harder for the customers to figure out how to utilize that. The individual mobile robot is interesting and can be useful, but it solves a subset of the problem. When we go in with the mobile robots, the conversation isn't just here's one robot, here's where you plug it in, or here’s two robots and here's where you plug it in. The conversation is more along the lines of what are the capacities that you need? What’s the throughput that you need to realize? What are the constraints, constraints that you're planning for? Your trucks are going to be loading at these doors, you know, what are the truck cut times and what kind of volume do you need to get through? And then we architect the system. And so, when we deliver something, it's not a couple of robots moving in an interesting way. It's hundreds of robots hitting performance metrics that are guaranteed in terms of throughput because we're orchestrating the whole system, which one needs to be aware of when and where in order to hit the constraints.

Stephen Kroculick: Right. Let me let me give you a break, Tom, and I'll jump ahead to Mark so you can take a take a pause here. But in terms of, you know, more like a financial, or a financial model type question, what's the cost to outfit a facility, and what does the customer look at? Like how do you guys look at those numbers and present them to clients and how do they think about them, say, OK, we're going with Berkshire Grey?

Mark Fidler: Yeah. So, the way that you can think about sort of the cost here is there's two ways to think of this. We have large projects, and a large project could be either one large project, if you would, in one facility or several smaller projects over a variety of facilities. And that could be in the $15 to $20 million range, or the average sized project that's going to be more in the $5 to $10 million range. So, when you look at those sort of price ranges in terms of projects and try to think about the volumes that are that are needed in order to achieve the revenue forecast, we're not, you know, these aren't crazy numbers, right? These are at a reasonable volume in order to achieve the revenue targets that we have. And from a pricing standpoint, we don't commodity price, we value price. We work very closely with our customers to make sure they understand the value that's being delivered so that when they do their analysis, we can show them that our ROI’s are typically the two-to-three-year timeframe. So, you know, high value projects for them with very attractive ROI’s and real tangible benefits that they can start realizing right away once they start using the systems.

Stephen Kroculick: Right. Right. Yeah, I had in my notes to highlight how it's a value pricing and not a commodity. Thank you for that. And the ROI, that's pretty fast. I mean, where do you think the ROI was five, six years ago or earlier in your development? How is that timeline accelerated, and I would imagine you think it could even shorten as you grow and develop better capabilities?

Mark Fidler: Yeah, I mean, you know, kind of really doesn't matter, right? Because, you know, a lot of the technology just didn't exist five years ago. Right now, we're delivering these holistic solutions that are solving real problems and providing real solutions for customers on a holistic basis. So those paybacks, they're always going to be very attractive to the customer. You know, Tom likes to say we could raise our prices. But in reality, you know, what we're trying to do is really to solve problems for customers in a financially attractive manner. And the benefits that we can show them, and it's more than just labor savings. There are other benefits that are added to that equation. And that includes increases in capacity improvements and accuracy rates. There's a variety of things that go into that ROI calculation. So, our expectation is that, you know, these are going to be attractive returns for our customers.

Stephen Kroculick: Right, speaking of customers, we haven't hit on this yet, but you have four very large, very well-known, very global anchor customers, Wal-Mart, Target, FedEx and TJ Maxx, just within those businesses, I imagine the opportunity is just massive considering how many centers they have. How do you think about the growth just simply within those anchors? For either of you guys, whoever wants to take that.

Tom Wagner: Mark, why don’t you go ahead and get started?

Mark Fidler: So, we talk about our pipeline of being about $1.7 billion. And $1.3 billion of that is from our anchor customers. And while those aren't contracts in place today, what it does represent is, you know, with our technologies and their needs based on, throughout their distribution network, this is where they see our technology being rolled out throughout their network over the next four or five years. And so that's based on the feedback that we're getting. Based on the technologies that we have today.

Tom Wagner: And so, I would add, Steve, and we’ve disclosed customers, Wal-Mart, Target, TJ Maxx, FedEx. We also disclosed Softbank within the last couple of weeks, which is the advanced 3PL activity that they have in Japan. So, they are now out in public there. And where we're privileged to have these customers, we have other customers, which is in the pipeline deck and talks about pipeline. We have not named them. These are the customers that we have or are comfortable naming them, as Mark suggests. And some of these customers are, you know, market size under themselves. And generally, the transformative journey is to help them think into changes that are not just local to one distribution center. That's not the conversation. The conversation is happening across your network. And that's generally how we're approaching it with customers of that size, transformative journey and look to transform their network.

I mentioned the Softbank piece, and that's in the press release, which you can find. And so, it's been disclosed when it talks about is their careful handling requirements. So, this is a market requirement that we see in Japan, where, for instance, if you damage the cellophane that's on a cell phone or on an item that can be perceived as damage to item. Whereas in some markets, people don't care if the outer cellophane is damaged, or a corner of a box is dented and so forth. They just have very, very high standards. And so, for the Softbank application, and how we're positioning with their intended plans and so forth, is that we can handle the items well for the market in Japan, meaning no damage, minimized damage as they define it, which means blemishes to the outer packaging. Don't do that. And then actually through that endeavor, we have a careful handling package that we can roll out and offer to other customers subject to their market needs and so forth. So, there's an instance of helping customer to build to their plans, in this case, it's a rollout rather than the existing transformation. But helping with advanced capabilities and advanced technologies, helping them with their play, but it's also one where there's an illustration of something that we can monetize later with systems that are even already installed and operational by offering upgrade packages. I realize, your question is a little bit narrower, but I got, I got all excited around the customers and the Softbank story.

Stephen Kroculick: My next question was about new customer adds and geographic expansion into Asia and Europe. So that works out pretty well. But I just want to go back one step, maybe half a step on just the capex of those big four in the US is $20 billion. So, you're $1 to $2 billion pipeline is still pretty small in the grand scheme of things. Just to paint a picture of how much they spend per year and what you're forecasting over the next two, three, four years. And that doesn't include anything in Europe or Asia.

Tom Wagner: That's right. Our penetration assumptions are generally modest. Now about Mark’s point earlier, where we should capture more, we want more, we want more. But our models are, you know, in some sense, conservative penetration assumptions.

Stephen Kroculick: I'm going to ask, but you probably will just guide me broadly. How is the progress on the potential client pipeline? Have you gotten any closer since, you know, kind of the February slide deck on anybody in particular that might be exciting at some point in the near future?

Tom Wagner: You know, we haven't really published updates, Mark, would you'd like to offer anything?

Mark Fidler: Yeah, you know, we're still navigating the SEC process here, so we have not provided any other updates since February. But just to reiterate some of the points that we made from the original investor deck, you know, we had in our pipeline 163 unique projects in our pipeline spread across 119 unique customers. So that paints a couple of pictures, right. The first is that we've really increased the number of potential customers in our pipeline in a very rapid rate. Our commercial team really didn't come on board and start to hit the ground running really until 2020. And the other picture that's been painted, really, is that there tends to be more than one opportunity with each customer. So even the smaller, midsized customers have their own networks. And some of these customers that are the new customers in the pipeline could be future anchor customers in of themselves. They're all household names. And so, there's a lot of opportunity there with the new customers as well.

Stephen Kroculick: Super, and you also hired all the sales staff in the middle of COVID when they couldn't actually go and see anybody and just had to do it on Zoom, which as we know, has been massively successful. But it might be helpful when you're trying to outfit a new facility and see and feel and touch a robot. So makes a lot of sense. And hopefully we can come up to see you guys at some point whenever the timing does allow. One more question on the financials and the outlook. The presentation does mention Europe and Asia, as we just discussed. But did any of the projections include or assume anything out of Europe or Asia at this point?

Mark Fidler: Well, for the most part, again, the $1.3 billion of the $1.7 billion pipeline primarily anchor customers, which are primarily North America. So, a substantial amount of that would be North America based. Having said that, the markets are very large in all three of those areas. We've been expanding our team in Europe. We did have a momentum release that we that we released last week explaining some of the operational progress that we've made towards our execution, which include rapidly expanding our European operations. So, we have a small team in the U.K. to serve the EMEA market. And we've expanded the office space and we've been adding a lot of people. There's a tremendous amount of opportunity. So, you know, Europe, EMEA is going to be a very important region for us going forward.

Stephen Kroculick: Yeah, that's really exciting. I guess maybe one more financial, maybe Mark. The SPAC gives you about $500 million plus on the balance sheet. What are the plans like? How are you thinking your term with $500 million and kind of or even longer term? How does that take you for the next two or three years or so?

Mark Fidler: Correct. On a pro forma basis we will have around a half a billion dollars in cash. Our plan has us using $300 million in order to get to adjusted EBITDA to a breakeven point in 2024. That's our projection. So, in the vast majority of that $300 million is to fund the operations. And, the vast majority of our operational costs are people costs. So that's where a lot of our investments are going to be made and particularly in engineering and sales marketing as we continue to scale the business and support the growth of the business. But even still, we'll have adequate cushion, if you would, you know, for other initiatives. And, you know, even though we don't have any of this built into our plan, for M&A activity, there could be interesting and exciting opportunities for us as a public company to pursue acquisitions where we see immediate value. So, you know, from a cash use perspective, that's what the profile looks like.

Stephen Kroculick: Yeah, that's a great setup, obviously. Obviously, you have the cash. You have an amazing team. Is it more of a buy situation? Is it more of a build situation? How do you think about that as you kind of evolve?

Tom Wagner: For things that are in our space, there's still a question of time to market so that you can make it. There might be reasons that you would consider time to market to create an alternative rather than making something. So that's a way to look at it. And we have a framework that we use to look at these things. That’s one of the dimensions. Other things to think about: we having a sticky network effect business model and sales process, working with customers, helping them to transform. We're not doing small, little episodic. And I don't mean to be disrespectful of pieces of a sale. We're going in with a solution. We're going to be in your building and we're helping you today and across time and, you know, and so forth. So, then what you can do is take your, you know, take your view, and go look in the fulfillment operation or in the warehouse and say, well, where are our things in operations that are not yet what we're solving with mobility or picking, even though those are the two major substrates. There are elements that are still not automated by us. And then there may be folks that you could use, to acquire components and then stitch them together in order to generate a solution faster. There may also be folks who have things that you could sell today into those adjacencies where they have some value independently, but where they would have much more value if they were integrated into our system and under our control to do the planning and scheduling and flow of the items appropriately across all those subsystems. So, there are things that are interesting to us out there in the world. There's also on the software side, we are in buildings interfacing with the customers. WMS, WES, some kind of different language applies to this database system that manages their items in their process. Right, but there's adjacencies in the software space and in the cloud space also. So, we're excited about the prospects of these, and anything that I'm referring to is not in the model and would be unmodeled upside. But we can tell you we're excited about some of those prospects.

Stephen Kroculick: Yeah, you mentioned cloud right at the end. And I was going to ask you about Robotics as a Service. What's the timeline for Robotics as a Service? Obviously, you’re already in four maybe five, eight customer places now, like how does that play out over the next few years? The RaaS, if you will, RaaS?

Tom Wagner: Yes, that's right. It's okay. We have to explain that it's not software. We changed the first letter. We think it's intuitive, but I get that it's only a little bit intuitive. So, that's right. It's Robots as a Service. We offer two models for customers. One is a capex buy with recurring components with things like software license and maintenance. And the other model is a full Robot-as-a-Service model, which is all recurring. And we do have a customer under contract for that business model too. They're appealing to different customers under different conditions, but that's an active offering. Mark, you might want to say a few words about what's modeled and how we think about what we would like to have happen in the future and so forth.

Mark Fidler: Yeah, you know, in terms of what's modeled, we have pretty modest assumptions about how much of our revenues would be generated through the RaaS pricing model, which is only about five percent in 2025. And, you know, we believe that there's upside to that, that we can accelerate that sooner, particularly as we've been working with customers in different verticals that are very attracted to this model, like the 3LP vertical, as well as some midsize customers as well who have not had a lot of robotics experience and want to rely on BG to provide all the maintenance and support that that comes with the RaaS model, which is more than just a financial question to them. So, we see a tremendous amount of interest in the RaaS pricing model. So, from a modeling perspective, we see that there's potential upside.

Stephen Kroculick: Yeah. And I've heard the theme of conservative throughout the model, which is always good to see, especially with the robust secular tailwinds that you guys have. Maybe we have time for a couple more questions here, but obviously the dynamics of automated warehousing are changing rapidly, when you guys are speaking with your team, like, what is the long-term vision? What's a three-to-five-year picture that you're painting for the team at Berkshire Grey?

Tom Wagner: Growth, capitalize on opportunities, help our customers. It is the case that we're fortunate that our customers need our help, we're privileged to be able to jump in and help them. So, you can see the projections. We are working hard. We're busy. We have to execute well. There is, as you might imagine, there are lots of adjacencies. So, once you can pick up an item and do something with it or move it around with the mobile robot and we could combine those things with adjacencies, today we are focused on our core businesses and solving for our core customers. But there's a lot of exciting prospects.

Stephen Kroculick: And it's absolutely incredible. Maybe we'll just close on something where you mentioned in the opening is your investor base. You obviously you mentioned Khosla. You have some pretty incredible people in the pipe, well known, high quality robotics-oriented investors. The team, you know, we've heard from our expert calls. You know, some of your scientists are top notch, like top, top notch. How did it come together with the pipe investors and how do you see them staying involved? And obviously, some of these players are on the board as well. Are they there for the long term?

Tom Wagner: Oh, yeah, we are. We are all long game focused, which is, you know, appropriate. Again, think of opportunity and think of our positioning and think of our customers. Think about the size of the TAM. This is a this is a win in the long game and win big, you know, respectfully. And one starts to check one's hubris around things that sound like that. You know, we're in position. We want to capitalize on this, and we want to play the part. Mark, you can fix up any of my language that you would like.

Mark Fidler: Or again, the thing you know, when you look at the things that investors look for, particularly long investors, you know, we've got the TAM. The TAM is here today. It's not something we have to prove. We've got a proven technology. We're not selling vaporware. We have these technologies and solutions that are working in production environments with blue chip customers who have made repeat orders. So, we've already proven the technology. And, you know, there's a tremendous amount of tailwinds behind us. Fundamental changes are creating this need for change, creating a sense of urgency amongst all of our customers to adopt these technologies.

Stephen Kroculick: Right. That's very valid. Right. So, I know you guys have a day job. We've got about 50 minutes. Are there any closing comments you'd like to add or emphasize that either we missed or just reiterate to the folks on the line and those that will check out the replay as it's available?

Tom Wagner: Blue chip customers we're privileged to have, disclosed some of those, $114 million in orders to date at the start of the year. That's what we've disclosed and TAM exists. And it's present, it's not a nascent, it's not a hypothetical. TAM exists in its present customers real business, been in business since 2013 revenue flowing and customers having placed repeat orders. We're excited about this RAAC transaction. We're excited to be a publicly traded company. By the way, this is the conversation that we've always had with our customers, which is, you guys are going to be integral to our supply chain, you know, are venture backed and going to get snatched up at some point. And our answer has always been, no, this is a big long-term thing. We're going to be here for you. We're going to go public. And now we're doing it and are we enormously excited and positive about our future here.

Stephen Kroculick: That's fantastic. Thank you, Tom, Mark. thank you so much for your time today. It's been it's been a pleasure. I'm very happy that we've had the opportunity to have this discussion. Clearly you've built a robust team, a robust offering. The tailwinds, the market opportunity are huge, and the customers absolutely need improve speed, accuracy, efficiency. That's not going to end any time soon. And it's probably only going to accelerate even from here. We want to wish you the best of luck. Looks forward to seeing your growth and success until next time. Thank you so much and really appreciate the time today.

Tom Wagner: Thank you, everybody who is on. Thank you.

Stephen Kroculick: I thank you guys. Operator, you can end the call now. Thank you, everyone. Have a great day.

IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Berkshire Grey, Inc. (“Berkshire Grey”) and Revolution Acceleration Acquisition Corp (“RAAC”). Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Berkshire Grey and RAAC, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of RAAC’s and Berkshire Grey’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of RAAC and Berkshire Grey. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RAAC’s securities, (ii) the risk that the proposed transaction may not be completed by RAAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RAAC, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the stockholders of RAAC, the satisfaction of the minimum trust account amount following redemptions by RAAC’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the amount of redemption requests made by RAAC’s public stockholders, (viii) the effect of the announcement or pendency of the proposed transaction on Berkshire Grey ’s business relationships, operating results and business generally, (ix) risks that the proposed transaction disrupts current plans and operations of Berkshire Grey and potential difficulties in Berkshire Grey customer and employee retention as a result of the proposed transaction, (x) risks relating to the uncertainty of the projected financial information with respect to Berkshire Grey, (xi) risks relating to increasing expenses of Berkshire Grey in the future and Berkshire Grey’s ability to generate revenues from a limited number of customers, (xii) risks related to Berkshire Grey generating the majority of its revenues from a limited number of products and customers, (xiii) the passing of new laws and regulations governing the robotics and artificial intelligence industries that potentially restrict Berkshire Grey’s business or increase its costs, (xiv) potential litigation relating to the proposed transaction that could be instituted against Berkshire Grey, RAAC or their respective directors and officers, including the effects of any outcomes related thereto, (xv) the ability to maintain the listing of RAAC’s securities on The Nasdaq Stock Market LLC, either before or after the consummation of the business combination, (xvi) the price of RAAC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RAAC plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting RAAC’s business and changes in the combined capital structure, (xvii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xviii) unexpected costs, charges or expenses resulting from the proposed transaction, (xix) risks of downturns and a changing regulatory landscape and (xx) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Amendment No. 1 to RAAC's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, the registration statement on Form S-4 discussed below and other documents filed by RAAC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither RAAC nor Berkshire Grey presently know or that RAAC and Berkshire Grey currently believe are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RAAC’s and Berkshire Grey’s expectations, plans or forecasts of future events and views as of the date of this document. RAAC and Berkshire Grey anticipate that subsequent events and developments will cause RAAC’s and Berkshire Grey’s assessments to change. While RAAC and Berkshire Grey may elect to update these forward-looking statements at some point in the future, RAAC and Berkshire Grey specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing RAAC’s and Berkshire Grey’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither RAAC nor Berkshire Grey gives any assurance that either RAAC or Berkshire Grey, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

RAAC filed a registration statement on Form S-4 with the SEC (File No. 333-254539), which includes a preliminary proxy statement to be distributed to holders of RAAC’s common stock in connection with RAAC’s solicitation of proxies for the vote by RAAC’s stockholders with respect to its proposed business combination with Berkshire Grey (the “Business Combination”). After the registration statement is declared effective, RAAC will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination set forth in the registration statement. RAAC may also file other documents with the SEC regarding the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed by RAAC with the SEC, including the preliminary proxy statement / prospectus, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RAAC may be obtained free of charge upon written request to RAAC at 1717 Rhode Island Ave NW, Suite 1000, Washington, DC 20036, Attn: Investor Relations.

Participants in the Solicitation

RAAC and Berkshire Grey and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of RAAC in connection with the proposed transaction under the rules of the SEC. RAAC’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of RAAC in Amendment No. 1 to RAAC's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020 as well as RAAC’s other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of RAAC’s stockholders in connection with the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, is included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed Business Combination (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by RAAC will also be available free of charge from RAAC using the contact information above.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of RAAC, Berkshire Grey or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.